1200 Riverplace Boulevard • Jacksonville, Florida 32207 • (904) 346-1500 • (904) 346-1585 Facsimile

February 4, 2009	VIA EDGAR FILING

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. John Reynolds Mr. Louis Rambo Ms. Pamela Howell

Re:	Stein Mart, Inc. (the “Company”)

Form 10-K

File No. 000-20052

Ladies and Gentlemen:

This letter is in response to your second comment letter dated January 15, 2009 in which you reissued your comments from your comment letter dated December 12, 2008. Your December 12 comment is reproduced below in bold italics, followed by our updated response.

Form 10-K filed April 17, 2008

Schedule 14A

Compensation Discussion and Analysis, page 7

1.	We note your disclosure that your short term and long term incentive plans are tied to various earnings per share performance targets. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General Statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission

February 4, 2009

The Company’s compensation committee is in the process of finalizing the Company’s short-term and long-term incentive plans for 2009 and such plans do not contain any performance criteria which are based on earnings per share (“EPS”) targets, as the Company continues to believe that the disclosure of EPS targets will cause it competitive harm. The compensation committee is in the process of finalizing performance targets based strictly on cash flow, a measure that is less likely to cause competitive harm. This will confirm that the Company will disclose those performance targets in future filings.

The Company believes that the EPS performance targets used in fiscal 2008 are not material to investors because 2008 EPS will be significantly lower than the minimum EPS performance targets, resulting in no performance bonuses being paid. The Company continues to believe that the disclosure of the EPS performance targets would cause the Company competitive harm. Nevertheless, the Company proposes to disclose the minimum EPS performance targets for fiscal 2008 in its proxy statement for the 2009 annual meeting. Those minimum EPS performance targets were $0.15 for the 2008 Short-Term Incentive Plan and $1.07 (three-year cumulative) for the Long-Term Incentive Plan. The Company does not believe that higher EPS performance targets are material once the minimum performance target has been disclosed as not having been met. The EPS targets were developed strictly for internal planning purposes and were not disclosed publicly by the Company. The Company believes that public disclosure of such targets, particularly the “Target” and “Superior” earnings targets, could result in potential investors misinterpreting such targets for the purpose of predicting the Company’s performance in fiscal 2009, which predictions are likely to be erroneous and misleading given the absence of specific EPS guidance by the Company.

In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (904) 346-1468 if you have any questions.

Sincerely,

/s/ James G. Delfs
Senior Vice President, Finance and Chief Financial Officer